U.S. Securities and Exchange Commission

                             Washington, D.C. 20549

                                    Form 10SB


              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS


        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                              Utilitynet.com, Inc.
                 (Name of Small Business Issuer in its charter)



            Texas                            75-2817764
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)


580 Decker Drive, Suite 200
Irving, Texas                                                    75062
(Address of principal executive office)                          (Zip Code)

Issuer's telephone number (972) 870-9591


           Securities to be registered under Section 12(g) of the Act:

                                  Common Shares



                                 Charles Clayton
                                  527 Marquette
                          Minneapolis, Minnesota 55402
                                 (612) 338-3738
                               (Agent for Service)

ITEM 1. DESCRIPTION OF BUSINESS

       Utilitynet.com, Inc. was incorporated under the laws of the State of Texas on May 5,1999.

ACQUISITIONS:

       The Company has entered into an agreement to purchase one company to date and is currently performing due diligence on one other acquisition candidate.

DATACQUISITION TECHNOLOGIES, INC.

       The company has entered into an agreement to Purchase DATAcquisition Technologies, Inc. under which it will exchange 1,250,000 shares of restricted common stock for all of the issued and outstanding stock of DATAcquisition Technologies, Inc.

       DATAcquisition Technologies, Inc. formerly known as USM Acquisition Corp. and its predecessors have been in operation since 1990. Its business is currently Primarily focused on the design and manufacture of data collection devices used to collect meter data for electricity, gas and water utilities.

       The Company has developed custom, proprietary monitoring devices in addition to their own "universal" design which can measure data from virtually any meter manufacturer. These devices include optical and inductive technologies with radio frequency based transmission products under development. The Company also has under development testing devices for its own collection devices as well as meter testing equipment.

       Historically, DATAcquisition Technologies, Inc. has been driven by engineering with no focus on sales and marketing. Furthermore, no financial controls of any kind have been in place, The combination of these factors has put the Company in a weakened position. After completion of the acquisition the Company intends to increase the emphasis on sales and marketing and design and build only those products with a ready market. Furthermore, the imposition of financial controls and discipline will steady the Company's cash flow and allow for planning and growth.


ITEM 2. PLAN OF OPERATION

       The company will operate as a holding company for acquired businesses. The Company intends to continue looking for acquisitions, primarily of operating companies or operating subsidiaries of other companies, which it can purchase, and to which it can add value through increased sales, reduced expenses, reduced debt or attentive and focused management. The Company intends to focus on the electric,


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


gas and water utility industries primarily providing data collection devices and systems to these industries.

       The Company's strategic plan for growth is focused on a two pronged attack. First the Company intends to grow through acquisitions. The second prong of the Company's growth strategy is through internally generated growth. The acquisitions of the size the Company will focus on tend to be undercapitalized, especially those acquisitions which are currently experiencing troubles of the same type with debt service or otherwise. Providing working capital for the acquired companies should fuel internal growth of the acquired companies.

       Acquisitions of the size sought by the Company will many times be run by a founder or a founder's family. A key component Of the Company's due diligence will be a determination of whether the founder's or selling shareholder's continued participation is necessary or desirable for the acquired companies ongoing operations and future success. If the selling shareholder's continued participation is necessary, the Company will acquire the company only if a satisfactory employment and non-compete agreements can be executed and a significant portion of the purchase price is tied to these agreements. The more desirable circumstance from the Company's perspective will be when the founder's or selling shareholder's continued participation is not necessary. In this case the Company will first look for current employees who are already performing some management duties and who would be capable of expanding their duties and responsibilities. If this is not possible then new outside management would be brought into the acquired company. The management of the Company will in most circumstances not be involved in the day to day management of the acquisitions but instead will perform management oversight on as frequent a basis as is deemed necessary in each particular circumstance. In most circumstances heavy management oversight will be required immediately after the acquisition is made and will lessen over time. Initial focus on management oversight will be beneficial to the overall objectives of the Company as well because this will allow the Company's management the opportunity to learn about each business and industry and increase the chances for additional complimentary acquisitions.


ITEM 3. DESCRIPTION OF PROPERTY

       The Company maintains corporate offices at 580 Decker Dr., Suite 200 Irving, Texas 75062. This facility is leased from Colonial Plaza and is comprised of 3,262 square feet of rentable area. The lease term is for 78 months with rent of $18 per square foot in months I - 18 and increasing $.25 per square foot per year thereafter.


ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

       There are presently 16,000,000 shares of the company's common shares


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


outstanding. The following table sets forth the information as to the ownership of each person who, as of this date, owns of record, or is known by the company to own beneficially, more than five per cent of the company's common stock, and the officers and directors of the company.


                                    Shares of               Percent of
Name                             Common Stock               ownership
--------------------------------------------------------------------------------

Lindsey Vinson                      5,135,000               32%

Claude Parks, Trustee               4,000,000               25%

Troy Vinson                         4,000,000               25%

Directors and Officers              5,135,000               32%
as a group

       Troy Vinson is the wife of Lindsey Vinson. Claude Parks is the Trustee for a trust for the benefit of the children of Lindsey Vinson and Troy Vinson.


ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

       The executive officers and directors of the company, with a brief description are as follows:


Name                                  Position
----                                  --------

Lindsey Vinson                        President, Secretary, Director


       Lindsey Vinson, Mr. Vinson is the President, Secretary and a Director of the Company. Mr. Vinson has a Bachelor's degree in Business Administration from Drake University, and a J.D. degree from Ohio State University. He has been a practicing attorney in Dallas, Texas from 1983 to the present time.


ITEM 6. EXECUTIVE COMPENSATION

       The officer and director of the Company has not received any compensation, and there is not an employment agreement with him. He has been reimbursed for expenses, including travel.


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


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

       None


ITEM 8. LEGAL PROCEEDINGS

       None


ITEM 9. MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

       The Company's common stock has not traded at this time.

       There are 19 holders of the common stock of the Company. There have never been any dividends, cash or otherwise, paid on the common shares of the Company.


ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

        Name                   Date         Shares            Cost
        ----                   ----         ------            ----

Lindsey Vinson                 5/99         5,135,000         $5,135.00
Troy Vinson                    5/99         4,000,000         $4,000.00
Claude Parks, Trustee          5/99         4,000,000         $4,000.00
John Picken                    5/99           667,000           $667.00
Mark Hulsizer                  5/99           500,000           $500.00
William Lynton                 5/99           333,333           $333.33
H Buchana Howard               5/99           500,000           $500.00
Delores Vinson                 5/99           500,000           $500.00
Clyde Parks                    5/99           300,000           $300.00
Linda Engle                    5/99            15,000            $15.00
Scott Seybold                  5/99            10,000            $10.00
Robert Engle                   5/99             5,000             $5.00
Steve Engle                    5/99             5,000             $5.00
Stephen Muncey                 5/99             5,000             $5.00
Chris Ceynar                   5/99             5,000             $5.00
Elizabeth Orne                 5/99             5,000             $5.00
Sean Seybold                   5/99             5,000             $5.00
Tammy Moran                    5/99             5,000             $5.00
Jeff Moeller                   5/99             5,000             $5.00


       There was no underwriter on the sales of any of the securities, and no commissions were paid.


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


       The registrant believes that all transactions were transactions not involving any public offering within the meaning of Section 4(2) of the Securities Act of 1933, since (a) each of the transactions involved the offering of such securities to a substantially limited number of persons; (b) each person took the securities as an investment for his own account and not with a view to distribution; (c) each person had access to information equivalent to that which would be included in a registration statement on the applicable form under the Act; (d) each person had knowledge and experience in business and financial matters to understand the merits and risk of the investment; therefore no registration statement need be in effect prior to such issuances.


ITEM 11. DESCRIPTION OF SECURITIES

       The company has authorized 100,000,000 shares of common stock, no par value, and 50,000,000 preferred stock, no par value. Each holder of common stock has one vote per share on all matters voted upon by the shareholders. Such voting rights are noncumulative so that shareholders holding more than 50% of the outstanding shares of common stock are able to elect all members of the Board of Directors. There are no preemptive rights or other rights of subscription.

       Each share of common stock is entitled to participate equally in dividends as and when declared by the Board of Directors of the company out of funds legally available, and is entitled to participate equally in the distribution of assets in the event of liquidation. All shares, when issued and fully paid, are nonassessable and are not subject to redemption or conversion and have no conversion rights.

       The preferred shares have not been designated any preferences.

       Risk Factor - Penny Stock Regulation. Broker-dealer practices in connection with transactions in "penny stocks" are regulated by certain penny stock rules adopted by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure


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


requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. If the Company's securities become subject to the penny stock rules, investors in this offering may find it more difficult to sell their securities.


ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

       Texas Statutes, contain an extensive indemnification provision which requires mandatory indemnification by a corporation of any officer, director and affiliated person who was or is a party, or who is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a member, director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a member, director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, and against judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted, or failed to act, in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In some instances a court must approve such indemnification.


ITEM 13. FINANCIAL STATEMENTS

       Please see the attached Financial Statements.


ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

       None.


ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

       (a) Please see the attached Financial Statements

       (b) Exhibits:

              3. Articles of Incorporation and bylaws

              5. Opinion of counsel


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


                                   SIGNATURES


       In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.


Date:                              Utilitynet.com, Inc.



                                     /s/
                                   ---------------------------------------------
                                   Lindsey Vinson, President, Secretary Director


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


                              UTILITYNET.COM, INC.
                          (A DEVELOPMENT STAGE COMPANY)



                              FINANCIAL STATEMENTS

                                  MAY 31, 1999

                                Table of Contents



                                                                         Page(s)


INDEPENDENT AUDITORS' REPORT..............................................   1

BALANCE SHEET.............................................................   2

STATEMENT OF INCOME ......................................................   3

STATEMENT OF STOCKHOLDERS' EQUITY.........................................   4

STATEMENT OF CASH FLOWS...................................................   5

NOTES TO FINANCIAL STATEMENTS.............................................  6-7

JUDD, THOMAS, SMITH & COMPANY, P.C.
--------------------------------------------------------------------------------
CERTIFIED PUBLIC ACCOUNTANTS                  [LOGO] MEMBER OF DFK INTERNATIONAL



Board of Directors and Stockholders
of Utilitynet.com, Inc.


                          INDEPENDENT AUDITORS' REPORT


We have audited the accompanying balance sheet of Utilitynet.com, Inc., a Texas corporation and a development stage company, as of May 31, 1999, and the related statements of income, stockholders' equity, and cash flows for the period from inception of May 5, 1999 to May 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Utilitynet.com, Inc. as of May 31, 1999, and the results of its operations and its cash flows for the initial period then ended in conformity with generally accepted accounting principles.


/s/ Judd, Thomas, Smith & Company

June 4, 1999




  Four Forest Plaza * 12222 Merit Drive, Suite 1900 * Dallas, Texas 75251-3210
    972-661-5872 * FAX 972-661-3651 * 1-800-304-4887 * http://www.jtsco.com

                              Utilitynet.com, Inc.
                          (A Development Stage Company)

                                  BALANCE SHEET

                               As of May 31, 1999



                                     ASSETS
                                     ------

Cash                                                                     $16,000
                                                                         -------

Total Assets                                                             $16,000
                                                                         =======


                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

Liabilities                                                              $    --

Stockholders' Equity
    Common stock                                                          16,000
                                                                         -------

Total Liabilities and Stockholders' Equity                               $16,000
                                                                         =======




   The accompanying notes are an integral part of these financial statements.

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


                              Utilitynet.com, Inc.
                          (A Development Stage Company)

                               STATEMENT OF INCOME

           For the Period From Inception, May 5, 1999 to May 31, 1999



Income                                                                   $    --

Expenses                                                                      --
                                                                         -------

Net Income                                                               $    --
                                                                         =======




   The accompanying notes are an integral part of these financial statements.

                              Utilitynet.com, Inc.
                          (A Development Stage Company)

                        STATEMENT OF STOCKHOLDERS' EQUITY

                               As of May 31, 1999


                                    Common Stock
                               -----------------------       Amount
                                 Shares         Amount      Per Share     Total
                               ----------      -------      ---------    -------

Shares issued for cash
    May 27, 1999               16,000,000      $16,000       $.001       $16,000
                               ----------      -------                   -------

Balance May 31, 1999           16,000,000      $16,000                   $16,000
                               ==========      =======                   =======




   The accompanying notes are an integral part of these financial statements.

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


                              Utilitynet.com, Inc.
                          (A Development Stage Company)

                             STATEMENT OF CASH FLOWS

           For the Period From Inception, May 5, 1999 to May 31, 1999



Cash flow from operating activities:
    Net income                                                         $      --
                                                                       ---------


    Total cash provided by operating activities                               --
                                                                       ---------

Cash flow from inventing activities                                           --
                                                                       ---------

Cash flow from financing activities:
    Issuance of common stock                                              16,000
                                                                       ---------

    Total Cash Provided by Financing Activities                           16,000
                                                                       ---------

Cash balance at May 5, 1999 (inception)                                       --
                                                                       ---------


Cash balance at May 31, 1999                                           $  16,000
                                                                       =========




   The accompanying notes are an integral part of these financial statements.

                              Utilitynet.com, Inc.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS


NOTE 1: NATURE OF BUSINESS

Utilitynet.com, Inc. ("the Company") is a Texas corporation incorporated on May 5, 1999 and has adopted a corporate year end of December 31. The Company will operate as a holding company for acquired businesses.

The Company is considered to be in the development stage and the accompanying financial statements represent those of a development stage enterprise, and therefore, is subject to the usual business risks of development stage companies. The Company has had no operations.

NOTE 2: ACCOUNTING POLICIES

A summary of the Company's significant accounting policies are as follows:

CASH FLOWS

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

USE OF ESTIMATES

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Significant estimates include the valuation of stock issued. Actual results could differ from these estimates.

NOTE 3: COMMITMENTS

The Company has entered into an agreement to purchase Dataacquisition Technologies, Inc. ("DAQT") under which it will exchange 1,250,000 shares of restricted common stock for all of the issued and outstanding stock of DAQT. DAQT is owned principally by the majority shareholder and president of the Company.

DAQT, formerly known as U.S.M. Acquisition Corp., and its predecessors have been in operation since 1990. Its business is currently primarily focused of the design and manufacture of data collection devices used to collect meter data for electricity, gas and water utilities.


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


                              Utilitynet.com, Inc.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS


NOTE 4: STOCK

The Board of Directors have the power and authority to fix by resolution any designation, class, series, voting power, preference, right, qualification, limitation, restriction, dividend, time and place of redemption, and conversion right with respect to any stock of the corporation.

The Company is authorized to issue an aggregate total of 100,000,000 common shares and 50,000,000 preferred shares at no par value. On May 31, 1999 there were 16,000,000 common shares issued and outstanding.


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